UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Western Asset Corporate Loan Fund Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
95790J102
(CUSIP Number)
June 4, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[_X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	95790J102

1	Names of Reporting Persons
	Sea Otter Securities Group LLC
2	Check the appropriate box if a member of a Group (see instructions)
	(a)  [ ]
	(b)  [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power
		507,143
	6	Shared Voting Power

	7	Sole Dispositive Power
		507,143
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
	507,143

10	Check box if the aggregate amount in row (9) excludes certain shares
	(See Instructions)
	[ ]

11	Percent of class represented by amount in row (9)
	5.1%

12	Type of Reporting Person (See Instructions)
	BD

Item 1.
(a)	Name of Issuer: Western Asset Corporate Loan Fund Inc
(b)	Address of Issuers Principal Executive Offices:  620 Eighth Ave,
	New York, NY 10018

Item 2.
(a)	Name of Person Filing: Sea Otter Securities Group LLC.
(b)	Address of Principal Business Office or, if None, Residence:
	107 Grand St, 7th Floor, New York, New York 10013.
(c)	Citizenship:	 Delaware.
(d)	Title and Class of Securities: Common Stock
(e)	CUSIP No.:	95790J102

Item 3. 	If this statement is filed pursuant to  240.13d-1(b) or 240.13d-2(b)
		or (c), check whether the person filing is a:
(a)	[  ]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment
		Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with
		Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with
		Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment
		company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
		non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J),
		please specify the type of institution: ____


Item 4.	Ownership
(a)	Amount Beneficially Owned: Information with respect to the Reporting
	Persons' ownership of the Common Stock as of June 4, 2020, is incorporated by
	reference to items (5) - (9) and (11) of the cover page of the respective
	Reporting Person.
 (b)	Percent of Class:  5.1%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 507,143
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 507,143
(iv)	Shared power to dispose or to direct the disposition of:


Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof
 	the reporting person has ceased to be the beneficial owner of more than five
	percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable


Item 7.	Identification and classification of the subsidiary which acquired the
	security being reported on by the parent holding company or control person.
	Not applicable

Item 8.	Identification and classification of members of the group.
	Not applicable


Item 9.	Notice of Dissolution of Group.
	Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 12, 2020

/s/ Patrick Kane
Patrick Kane, Chief Compliance Officer